Suares & Associates

Attorneys at Law

833 Flatbush Avenue

Suite 100

Brooklyn, New York 11226

dsuares@suaresassociates.com

Tel: 718-622-8450	Fax: 718-282-3113

March 24, 2022

Scott Anderegg, Esq.

Staff Attorney

Division of Corporation Finance

Office of Trade & Services

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Starstream Entertainment, Inc. Offering Statement on Form 1-A Filed December 7, 2021 File No. 024-11746

Dear Mr. Anderegg,

On behalf of Starstream Entertainment, Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated December 14, 2021, relating to the above-captioned Offering Statement on Form 1-A (“Offering Statement”). Captions and page references herein correspond to those set forth in the Offering Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments in italics and provided the Company’s response to each comment immediately thereafter.

Offering Statement on Form 1-A filed December 7, 2021

General

  We note that you have not filed an annual report on Form 1-K pursuant to Rule 257(b)(1) of Regulation A for the fiscal year ended December 31, 2020, and a semiannual report on Form 1-SA for the period ended June 30, 2021. Please tell us what your plans are with respect to addressing your delinquent filing status and tell us as when you intend to become current with your reports. Your recently filed Offering Statement on Form 1-A cannot be qualified until you become current with your reports.

We have filed an annual report on Form 1-K pursuant to Rule 257(b)(1) of Regulation A for the fiscal year ended December 31, 2020, and a semiannual report on Form 1-SA for the period ended June 30, 2021.

Please contact me with any questions or comments on the enclosed. Thank you.

Sincerely,

/s/ Donnell Suares

Donnell Suares